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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ………… to …………

Commission File Number 333-13670
(Current S-8 Registration Number)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Royal & SunAlliance 401(k) Account
9300 Arrowpoint Blvd.
Charlotte, North Carolina 28273

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Royal and Sun Alliance Insurance Group plc
30 Berkeley Square
London W1J 6EW
England

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Royal & SunAlliance 401(k) Account
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Royal & SunAlliance 401(k) Account Index to Financial Statements and Supplemental Schedule December 31, 2002 and 2001

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Report of Independent Auditors

To the Participants and Plan Administrator of the
Royal & SunAlliance 401(k) Account

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Royal & SunAlliance 401(k) Account (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 27, 2003

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Royal & SunAlliance 401(k) Account Statements of Net Assets Available for Benefits December 31, 2002 and 2001

	2002	2001
Assets
Investments
Interest-bearing cash	$84,227,526	$89,788,584
RSA stock fund (ADRs)	2,856,877	1,283,691
Interest in registered investment companies	216,644,256	255,241,030
Participant loans	7,617,309	8,485,492

Receivables
Employer contributions	342	–
Participant contributions	367	–

Net assets available for plan benefits	$311,346,677	$354,798,797

The accompanying notes are an integral part of these financial statements.

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Royal & SunAlliance 401(k) Account Statement of Changes in Net Assets Available for Benefits December 31, 2002

Additions
Additions (deductions) to net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(53,658,249)
Distributions from registered investment companies	5,679,117
Interest on participant loans	526,442

Total investment loss	(47,452,690)

Contributions
Participant	27,124,284
Employer	13,869,299

Total contributions	40,993,583

Total additions	(6,459,107)

Deductions
Deductions from net assets attributed to
Benefits and withdrawals paid to participants	36,988,958
Administrative fees	4,055

Total deductions	36,993,013

Net decrease	(43,452,120)

Net assets available for plan benefits
Beginning of year	354,798,797

End of year	$311,346,677

The accompanying notes are an integral part of these financial statements.

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Royal & SunAlliance 401(k) Account Notes to Financial Statements December 31, 2002 and 2001

1.	Description of Plan

The following brief description of the Royal & SunAlliance 401(k) Account (the “Plan”) is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified voluntary defined contribution plan sponsored by Royal Indemnity Company, a member of Royal & SunAlliance USA (“RSA”) and an indirect wholly-owned subsidiary of Royal & Sun Alliance Insurance Group, plc. Fidelity Management Trust Company is the Plan Trustee (the “Trustee”). The Plan is administered by the Pension and Benefits Committee (the “Plan Administrator”). The Plan applies to all employees of the Royal Indemnity Company and its affiliates (hereinafter collectively referred to as the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In July of 2001, Royal Indemnity Company subdivided the Royal & SunAlliance 401(k) Account into two components: (i) the Royal & SunAlliance 401(k) Account and (ii) the Royal & SunAlliance Savings and Investment Plan. Because the two components are identical, except for the Company matching contribution formula (as described below), the term “Plan” is used to refer to both components. The Company offered participants in the Plan on December 30, 2000, and still active on July 7, 2001, the option to choose which retirement program to participate in prospectively. Employees of the Company hired on or after August 1, 2000 are only eligible to participate in the Royal & SunAlliance 401(k) Account component and one component of the Company’s qualified defined benefit pension plan. Those employees electing to participate in the Royal & SunAlliance Savings and Investment Plan component are eligible to participate in a different component of the Company’s qualified defined benefit pension plans.

Effective February 5, 2001, the net assets available for plan benefits of the Orion Capital Corporation Retirement Savings Plan for the Employees of Guaranty National Insurance Company (“GNIC Plan”) were merged into the Plan principally through an exchange of interests in similar investment options. Previously, Vanguard Fiduciary Trust Company was the trustee of the GNIC Plan. The plan merger was completed as a result of RSA’s acquisition of Orion Capital Corporation in November 1999.

Vesting
Participants who are active employees on or after January 1, 2001 are 100% vested in their entire account balance including Company matching contributions regardless of their service.

Contributions
Under the terms of the Plan, participating employees may contribute to the Plan through payroll deduction via a salary reduction agreement, up to a maximum of 25% of their base compensation and up to 75% of their incentive compensation. Pre-tax contributions are limited, however, to $11,000 for 2002 and $10,500 for 2001, as stipulated by the Internal Revenue Service. Contributions and account balances may be allocated between various funds at a percentage determined by each participant.

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Royal & SunAlliance 401(k) Account Notes to Financial Statements December 31, 2002 and 2001

For the Royal & SunAlliance 401(k) Account component, the Company will match 100% of the first 5% of eligible pay contributed on a before tax basis. For the Royal & SunAlliance Savings and Investment Plan component, the Company will match 100% of the first 4% of eligible pay contributed on a before tax basis. The Company’s matching contributions were contributed to the Plan biweekly beginning in July 1999. Allocation of the Company’s matching contributions to participants’ accounts is based on the participants’ eligible contributions. If the Company does not announce a new matching percentage, then the percentage remains the same as the previous year.

Beginning in July 2001, 20% of the Company matching contribution is automatically invested in the RSA Stock Fund, which primarily invests in the American Depositary Receipts (“ADRs”) of Royal & Sun Alliance Insurance Group plc. The Company match must remain in the RSA Stock Fund until the January 1 following the date the contribution was allocated, thereafter participants may reallocate such investment into alternate investment vehicles offered under the Plan. The remaining 80% of the Company matching contribution is made in cash and is invested according to each participant’s investment elections.

Participant Accounts
Upon enrollment in the Plan, participants may, subject to a procedure established and applied in a nondiscriminatory manner, direct the Trustee to invest their account in one or more of the investment options. Each participant’s account is credited with the participant’s contribution, allocation of the Company’s matching contribution and Plan investment earnings.

Benefits and Withdrawals
Upon retirement, as defined under the Plan, a participant’s entire interest in the Plan, from the Company’s matching contributions and the participant’s own contributions, is payable, regardless of the number of years of participation.

In the event of disability or death before retirement, a participant’s entire interest in the Plan, from the Company’s matching contributions and the participant’s own contributions, is payable to the participant or the participant’s designated beneficiary, regardless of the number of years of participation. A participant is eligible to receive payment in the event of disability, if the participant qualifies for disability benefits under the Company’s Long-Term Disability Plan.

In the event of a financial hardship, a participant may be allowed to withdraw all or part of their interest in the Plan attributable to the participant’s contributions. In the event of such withdrawal, the participant’s right to make further contributions to the Plan is suspended for six months.

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Royal & SunAlliance 401(k) Account Notes to Financial Statements December 31, 2002 and 2001

Inactive participants who terminated employment on or before December 31, 2000 are subject to the vesting schedule in place at the time of their separation from service. For such individuals, distribution of prior contributions by the Company and related earnings and appreciation are limited to the vested portion, in accordance with the following table:

Years of service on or before December 31, 2000 following the Termination of Employment	Vesting Percentages of Interest Attributable to Company’s Contributions and Related Earnings and Appreciation

Less than one year	0%
One year, less than two years	20%
Two years, less than three years	40%
Three years, less than four years	60%
Four years, less than five years	80%
Five years or more	100%

Forfeitures
Forfeited nonvested amounts will first be used to reinstate forfeited amounts of those participants re-employed before completing five “break in service years,” as defined by the Plan. Any remaining forfeited nonvested amounts will be applied in satisfaction of future contributions by the Company. Non-vested amounts forfeited from participant accounts for 2002 and 2001 were $226,812 and $316,355, respectively, and are available to reduce future employer contributions. Forfeitures available to reduce future Company contributions at December 31, 2002 are approximately $237,809.

Loans to Participants
Participants may borrow up to the lesser of 50% of their account balance or $50,000, with a minimum loan amount of $500. The loan repayment terms are for a minimum of one year and a maximum of five years unless the loan is used to purchase their principal residence in which case the term can be up to ten years. Payments, including principal and interest, are made biweekly or lump-sum if the entire balance is repaid. Interest rate is based on the U.S. Treasury 1-10 year bond plus 2% rounded down to the nearest eighth of a percent. The principal and interest paid are allocated to the appropriate funds according to the participant’s investment election at the time of payment.

2.	Summary of Significant Accounting Policies

Basis of Presentation The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

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Royal & SunAlliance 401(k) Account Notes to Financial Statements December 31, 2002 and 2001

Investments
The Plan’s investments in interest-bearing cash includes money market mutual funds that are reported at the fund’s net asset value. The Plan’s investments in registered investment companies (mutual funds) are stated at the reported net asset value of the mutual funds, which is based on the fair value of the mutual fund’s underlying investments. The Plan’s investment in the RSA Stock Fund is reported at market value of the ADRs. Loans to Plan participants are stated at the outstanding principal balance.

Purchases and sales of securities are recorded on trade-dates. Interest income is recorded on an accrual basis. Distributions from registered investment companies are recorded on the ex-dividend date.

Net Appreciation (Depreciation)
The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative and Investment Expenses
Mutual fund fees are reflected in the investment performance of the respective investment funds. The Company currently pays all other expenses of operating and administering the Plan.

Benefits
Benefits and withdrawals are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

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Royal & SunAlliance 401(k) Account Notes to Financial Statements December 31, 2002 and 2001

4.	Investments
The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified by *:

	2002		2001
Interest-bearing cash
Fidelity Retirement Money Market Fund	$84,227,526	*	$89,788,584	*

Employer related investment securities
RSA Stock Fund	2,856,877		1,283,691

Interest in registered investment companies
Pimco Total Return – Administrative Class	30,965,119	*	25,802,727	*
Baron Asset Fund	4,419,599		3,836,898
Templeton Foreign A	5,546,432		5,531,059
Janus Balanced Fund	19,405,846	*	20,422,888	*
Vanguard Explorer	12,088,193		15,157,717
Vanguard Primecap	29,418,938	*	39,382,983	*
Fidelity Equity Incorporated	14,738,973		17,271,202
Fidelity Blue Chip	70,848,301	*	97,100,998	*
Fidelity Diversified Intl	957,420		523,522
Spartan Intl Index	3,898,111		4,942,819
Spartan US Equity Index	18,194,128	*	23,157,842	*
Fidelity US Bond Index	6,163,196		2,110,375

	$303,728,659		$346,313,305

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Royal & SunAlliance 401(k) Account Notes to Financial Statements December 31, 2002 and 2001

The net appreciation (depreciation) in fair value of investments is as follows:
2002
Employer related investment securities
RSA Stock Fund	$(1,815,260)

Interest in registered investment companies
Pimco Total Return – Administrative Class	484,391
Baron Asset Fund	(1,178,496)
Templeton Foreign A	(656,890)
Janus Balanced Fund	(1,875,120)
Vanguard Explorer	(4,015,020)
Vanguard Primecap	(10,039,028)
Fidelity Equity Incorporated	(3,432,625)
Fidelity Blue Chip	(24,861,820)
Fidelity Diversified Intl	(109,801)
Spartan Intl Index	(825,842)
Spartan US Equity Index	(5,481,127)
Fidelity US Bond Index	148,369

$(53,658,269)

5.	Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated December 10, 2002, that the Plan is qualified and that the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan will continue to be qualified and that the related trust will continue to be tax exempt.

6.	Related Party Transactions
The Plan currently provides for investment in ADRs of the Royal & Sun Alliance Insurance Group, plc. Twenty percent of the Company matching contributions is allocated to the ADR investment option. As an individual account plan, the holding of such assets is permissible as an exemption from prohibited transaction requirements under the Employee Retirement Income Security Act and the Internal Revenue Code. The Plan sponsor currently pays all expenses of operating and administering the Plan.

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

7.	Reconciliation of Financial Statements to Form 5500
There are no differences between the accompanying financial statements and the Plan’s IRS Form 5500.

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Supplemental Schedule

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Royal & SunAlliance 401(k) Account Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2002

Identity of Issue	Description of Investment	Current Value

Fidelity Retirement Money Market Fund	Interest-bearing cash	$84,227,526

* RSA Stock Fund	Employer related investment securities	2,856,877

Pimco Total Return – Administrative Class	Interest in registered investment companies	30,965,119
Baron Asset Fund	Interest in registered investment companies	4,419,599
Templeton Foreign A	Interest in registered investment companies	5,546,432
Janus Balanced Fund	Interest in registered investment companies	19,405,846
Vanguard Explorer	Interest in registered investment companies	12,088,193
Vanguard Primecap	Interest in registered investment companies	29,418,938
Fidelity Equity Incorporated	Interest in registered investment companies	14,738,973
Fidelity Blue Chip	Interest in registered investment companies	70,848,301
Fidelity Diversified Intl	Interest in registered investment companies	957,420
Spartan Intl Index	Interest in registered investment companies	3,898,111
Spartan US Equity Index	Interest in registered investment companies	18,194,128
Fidelity US Bond Index	Interest in registered investment companies	6,163,196

	Total interest in investment companies	216,644,256

Participant Loans	Notes receivable from participants	7,617,309

	Total assets held for investment purposes	$311,345,967

* Party in interest to the Plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Royal Indemnity Company Pension and Benefits Committee which administers the Royal & SunAlliance 401(k) Account on behalf of Royal Indemnity Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal & SunAlliance 401(k) Account

Date: June 30, 2003
By: /s/ Laura S. Lawrence
Name: Laura S. Lawrence
A member of the Royal Indemnity Company Pension and Benefits Committee

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EXHIBIT INDEX

Exhibit	Description	Page

23	Consent of Independent Accountant	17

99	Certification Pursuant to 18 U.S.C. Section 1350	18